October 18, 2013

Jeffrey Vetter Partner	Email jvetter@fenwick.com Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Staff Attorney
Division of Corporation Finance

Re:	Nimble Storage, Inc.
Registration Statement on Form S-1
Filed on October 18, 2013
File No. 377-00292

Ladies and Gentlemen:

On behalf of Nimble Storage, Inc. (the “Company”), we are concurrently filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (File No. 377-00292, the “Registration Statement”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on August 19, 2013 and amended by the revised Draft Registration Statement submitted on September 26, 2013 (the “Draft Registration Statement”). In this letter, we respond to the comments of the Commission’s staff (the “Staff”) contained in the Staff’s letter dated October 11, 2013 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from the Draft Registration Statement submitted on September 26, 2013.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

General

Overview, page 1

1.

You state that you “reached your 100th end-customer in the second quarter of the year ended January 31, 2012” and that “as of July 31, 2013 [you] had over 1,750 end-customers.” Revise to disclose the number of end-customers the company had at the end of each of its three fiscal years in order to provide context for the number of end-customers you had at July 31, 2013. In

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addition, explain why you do not disclose the number of end-customers as a key metric in the table provided on page 47.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 1, 45 and 82 to disclose the Company’s number of end-customers as of the end of its three most recent fiscal years.

The Company respectfully advises the Staff that it does not believe that the number of end-customers should be highlighted as a key metric at this stage in the Company’s operations. The Company included the number of end-customers in the Registration Statement to highlight milestones in the Company’s relatively short history of selling its products. As noted in the Registration Statement, the Company believes that its future revenues will depend on both sales to new end-customers as well as sales to existing end-customers. Since it began selling its products in late 2010, the amount of revenues from existing customers has increased to 28% of the dollar amount of orders received for the quarter ended July 31, 2013, and the Company believes this percentage will continue to change over time. Therefore, the Company believes that the number of end-customers at the end of any particular period may not be a meaningful metric at this stage of the Company’s operating history, as the Company has not yet experienced a sufficient operating history where it would have insights into the “normalized” balance of orders from new and existing customers. Furthermore, the Company believes that even if it has an initial modest sale to a new customer, any additional sales could take additional time or may never materialize. As a result, by disclosing the number of end-customers as a key metric, investors could draw conclusions as to the Company’s future revenues that may not materialize in the near or longer term.

Market and Industry Data, page 37

2.	We note your response to prior comment 16; however, please tell us why you believe that providing disclosure that the company falls within the Magic Quadrant, without providing a discussion of the corollary challenges, provides materially complete information to investors.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 37 and 88 to remove reference to this report.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

Comparison of the Six Months Ended July 31, 2012 and 2013

Revenue, page 52

3.	In response to prior comment 19, you identify “volume of orders” as the primary driver of increased revenue. If you consider order volume to represent a key performance indicator, please expand your discussion of Key Metrics to discuss how this metric is computed and interpreted by management in assessing your performance. Further, rather than using terminology such as “primarily,” please revise Results of Operations to include a discussion and quantification of this driver, including any known trends in volume and pricing. Refer to Section III. D of SEC Release 33-6835.

The Company respectfully advises the Staff that, because it began shipping products in late 2010, it does not have sufficient sales history to be able to assess whether order volume or some other metric will become a key business metric relating to revenue growth. To help provide additional quantification

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with respect to the volume of orders received since the Company began shipping products, the Company has revised its disclosure on pages 52, 55 and 57 of the Registration Statement to include the number of product orders received and the related increases during the years ended January 31, 2012 and 2013, and the six months ended July 31, 2013. The Company has also removed the references to “primarily” in the portions of the period-over-period comparisons as they related to revenue being driven by sales to new and existing end-customers.

Guideline Public Company Multiples Approach, page 68

4.	As requested in prior comment 27, please disclose how you identified the comparable companies used in your valuations. In this regard, we note that your current disclosures do not provide this information and have not been changed from your previous submission.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 68-69.

Business

Overview, page 82

5.	We note your response to prior comment 31. Please also tell us whether you considered quantifying the extent to which you have any significant revenue concentrations attributable to any sector or industry.

The Company respectfully advises the Staff that the Company has a diversified base of end-customers in a large variety of industries and sectors within those industries, and no one particular sector or industry represents a material portion of the Company’s revenues. Accordingly, the Company believes that it does not have any significant revenue concentrations attributable to any sector or industry and therefore has not quantified revenue by sector or industry.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

6.	We note your response to prior comment 46. Tell us why you believe that 60 renewals and 136 standalone renewals over a trailing 12 month period over the trailing 12 months ended July 31, 2012 and 2013, respectively, is sufficient evidence to establish VSOE. Please compare these renewals to your customer population during those time periods. Also, indicate whether your customer population is similar and how you considered whether the population should be stratified by region, contract term or customer size. Tell us whether the agreements stipulate a renewal rate. Further, indicate whether the addition of the InfoSight feature changed your renewal rate pricing.

The Company respectfully advises the Staff that the Company’s 60 renewals and 136 standalone renewals represent approximately 10% and 12% of the customer population over a trailing 12 month period ended July 31, 2012 and January 31, 2013, respectively. The Company notes that the majority of the customer population that did not purchase renewals was still in its initial support period and not eligible for renewal during the trailing 12 month periods ended July 31, 2012 and January 31, 2013. The Company believes these percentages are good representations of the customer population because the

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Company’s pricing for support services has been consistently applied for support services, including renewals, since its first shipment in August 2010. The Company generally discounts a standard range of percentages from list price for support services, including renewals. The list price of support services and renewals are the same and this price applies to all customers regardless of geography, customer size or contract term. As a result, no stratification of the population was required for the Company’s VSOE analysis. In addition, when a customer purchases an initial support services agreement, no renewal rate is stipulated, although the Company’s practice has been to renew the support contract at the same price as charged for the initial support services. The introduction of InfoSight did not change the pricing of any initial support services or renewals. As stated in the response to prior comment 45, the Company does not sell InfoSight as a standalone service and InfoSight is included in all support contracts purchased. Given the number of renewals relative to the Company’s total customer population, consistent pricing for support services and a greater than 90% renewal rate for customers who were eligible as of July 31, 2012 and January 31, 2013, the Company concluded that VSOE of fair value for support was established during the quarter ended July 31, 2012 and the year ended January 31, 2013. In making this determination, the Company considered the fact that its product offerings do not contain software that is sold separately from its hardware products. In addition, the Company determined that the relative selling price for support had been established after evaluating the hierarchy of VSOE, third party evidence, or best estimated selling price. Although the Company has determined it has established VSOE for its customer support offering, it has also noted that its relative selling price of support as established by VSOE was consistent with the amount previously determined using the Company’s best estimate of selling price, as the Company’s pricing practices for support have been consistently applied.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Mark Leahy, Esq. at (650) 335-7682.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Suresh Vasudevan, Chief Executive Officer

Anup Singh, Chief Financial Officer

Aparna Bawa, General Counsel

Nimble Storage, Inc.

Gordon K. Davidson, Esq.

Mark A. Leahy, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

Jeffrey D. Saper, Esq.

Allison B. Spinner, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Mark Fernandez

Rhonda Munnerlyn

Ernst & Young LLP

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